FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza granted FDA priority review for PROpel

16 August 2022 07:00 BST

Lynparza in combination with abiraterone granted Priority Review in the US for patients with metastatic castration-resistant prostate cancer

First PARP inhibitor to demonstrate clinical benefit in combination with a new hormonal agent irrespective of homologous recombination repair (HRR) gene mutations

AstraZeneca's supplemental New Drug Application (sNDA) for Lynparza (olaparib) in combination with abiraterone and prednisone or prednisolone has been accepted and granted Priority Review in the US for the treatment of adult patients with metastatic castration-resistant prostate cancer (mCRPC).

Lynparza is being jointly developed and commercialised by AstraZeneca and MSD.

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that offer significant advantages over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance.1 The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is anticipated during the fourth quarter of 2022.

In the US, prostate cancer is the second most common cancer in male patients and is projected to cause approximately 35,000 deaths in 2022.2 Overall survival for patients with mCRPC is approximately three years in clinical trial settings, and even shorter in the real world.3-6 Approximately half of patients with mCRPC may receive only one line of active treatment, with diminishing benefit of subsequent therapies.6-11

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "There remains a critical unmet need among patients diagnosed with metastatic castration-resistant prostate cancer, where the prognosis remains poor and treatment options are limited. Today's news is another step towards bringing forward a new, much-needed treatment option in this setting. If approved, Lynparza with abiraterone will become the first combination of a PARP inhibitor and a new hormonal agent for patients with this disease."

Dr. Eliav Barr, Senior Vice President, Head of Global Clinical Development and Chief Medical Officer, MSD Research Laboratories, said: "MSD is committed to developing new treatment options for patients with metastatic castration-resistant prostate cancer, a complex disease that urgently needs more therapies. We look forward to working with the FDA towards the goal of bringing a new option to patients with mCRPC with or without HRR gene mutations."

The sNDA was based on results from the PROpel Phase III trial presented at the 2022 American Society of Clinical Oncology (ASCO) Genitourinary Cancers Symposium and later published in NEJM Evidence.

These results showed Lynparza in combination with abiraterone reduced the risk of disease progression or death by 34% versus abiraterone alone (based on a hazard ratio [HR] of 0.66; 95% confidence interval [CI] 0.54-0.81; p<0.0001). Median radiographic progression-free survival (rPFS) was 24.8 months for Lynparza plus abiraterone versus 16.6 for abiraterone alone. The safety and tolerability of Lynparza in combination with abiraterone was in line with that observed in prior clinical trials and the known profiles of the individual medicines.12

Lynparza is approved in the US for patients with HRR gene-mutated mCRPC (BRCA-mutated and other HRR gene mutations) who have progressed following prior treatment with enzalutamide or abiraterone; and in the EU, Japan and China for patients with BRCA-mutated mCRPC who have progressed following prior therapy that included a new hormonal agent (NHA). These approvals were based on the data from the PROfound Phase III trial.

Notes

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.13 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.14

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.7 Approximately 10-20% of men with advanced prostate cancer will develop castration-resistant prostate cancer (CRPC) within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.7 Of patients with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.6

Despite the advances in mCRPC treatment in the past decade with taxane and new hormonal agent (NHA) treatment, there is high unmet need in this population.7,9,10,15

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in addition to abiraterone in men with mCRPC who had not received prior chemotherapy or NHAs in the mCRPC setting.

Men in both treatment groups will also receive either prednisone or prednisolone twice daily. The primary endpoint is rPFS and secondary endpoints include overall survival, time to secondary progression or death, and time to first subsequent therapy.

For more information about the trial please visit ClinicalTrials.gov.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. In the PROpel Phase III trial, Lynparza is combined with abiraterone, an NHA which targets the androgen receptor (AR) pathway.

Androgen receptor signalling engages a transcriptional programme that is critical for tumour cell growth & survival in prostate cancer.16,17 Preclinical models have identified interactions between PARP signalling and the AR pathway which support the observation of a combined anti-tumour effect of Lynparza and NHAs, like abiraterone, in both HRR deficient and HRR proficient prostate cancer.18-20

The PARP1 protein has been reported to be required for the transcriptional activity of androgen receptors; therefore inhibiting PARP with Lynparza may impair the expression of androgen receptor target genes and enhance the activity of NHAs.16,19,21 Additionally, it is thought that abiraterone may alter/inhibit the transcription of some HRR genes which may induce HRR deficiency and increase sensitivity to PARP inhibition.18,20,22,23

Lynparza is currently approved in a number of countries across PARP-dependent tumour types with defects and dependencies in the DDR pathway including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for germline BRCAm (gBRCAm) HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer; for gBRCAm metastatic pancreatic cancer; and HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm only in the EU and Japan).

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo and other potential new medicines as monotherapies. The companies will also develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   US Food and Drug Administration. Priority Review. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/priority-review. Accessed August 2022.
2.   Cancer.org. Key Statistics for Prostate Cancer. Available at https://www.cancer.org/cancer/prostate-cancer/about/key-statistics.html. Accessed August 2022.
3.   Ng K, et al. Metastatic Hormone-Sensitive Prostate Cancer (mHSPC): Advances and Treatment Strategies in the First-Line Setting. Oncol Ther. 2020; 8:209-230.
4.   Shore N, et al. Real-World Treatment Patterns and Overall Survival of Patients with Metastatic Castration-Resistant Prostate Cancer in the US Prior to PARP Inhibitors. Adv Ther. 2021;38:4520-4540.
5.   Wallis C, et al. Real-World Use of Androgen-Deprivation Therapy: Intensification Among Older Canadian Men With de Novo Metastatic Prostate Cancer. JNCI Cancer Spectrum. 2021;5(6):pkab082.
6.   George D, et al. Treatment Patterns and Outcomes in Patients With Metastatic Castration-resistant Prostate Cancer in a Real-world Clinical Practice Setting in the United States. Clinical Genitourinary Cancer. 2020 Aug;18(4):284-294.
7.   Kirby, M, et al. Characterising the castration-resistant prostate cancer population: a systematic review. International Journal of Clinical Practice, 2021;65(11):1180-1192.
8.   Smith MR, et al. Natural history of rising serum prostate-specific antigen in men with castrate nonmetastatic prostate cancer. J Clin Oncol. 2005;23(13):2918-25.
9.   UroToday. What is Changing in Advanced Prostate Cancer? Available at https://www.urotoday.com/journal/everyday-urology-oncology-insights/articles/122176-what-is-changing-in-advanced-prostate-cancer.html. Accessed August 2022.
10.  Liu J, et al. Second-line Hormonal Therapy for the Management of Metastatic Castration-resistant Prostate Cancer: a Real-World Data Study Using a Claims Database. Scientific Report. 2020;10(4240):2020.
11.  Mateo J, et al. DNA-Repair Defects and Olaparib in Metastatic Prostate Cancer. N Engl J Med. 2015; 373:1697-1708.
12.  Clarke N, et al. Abiraterone and Olaparib for Metastatic Castration-Resistant Prostate Cancer. NEJM. 2022;1(7)
13.  Chowdhury S, et al. Real-world outcomes in first-line treatment of metastatic castration-resistant prostate cancer: the prostate cancer registry. Target Oncol. 2020;15(3):301-15.
14.  Cancer.Net. Treatment of metastatic castration-resistant prostate cancer. Available at www.cancer.net/research-and-advocacy/asco-care-and-treatment-recommendations-patients/treatment-metastatic-castration-resistant-prostate-cancer. Accessed August 2022.
15.  UroToday. Beyond First-line Treatment of Metastatic Castrate-resistant Prostate Cancer. Available at https://www.urotoday.com/library-resources/mcrpc-treatment/114592-beyond-first-line-treatment-of-metastatic-castrate-resistant-prostate-cancer.html. Accessed August 2022.
16.  Schiewer MJ, et al. Dual roles of PARP-1 promote cancer growth and progression. Cancer Discov. 2012;2(12):1134-1149.
17.  Schiewer MJ & Knudsen KE. AMPed up to treat prostate cancer: novel AMPK activators emerge for cancer therapy. EMBO Mol Med. 2014;6(4):439-441.
18.  Li L, et al. Androgen receptor inhibitor-induced "BRCAness" and PARP inhibition are synthetically lethal for castration-resistant prostate cancer. Sci Signal. 2017; 10(480):eaam7479.
19.  Polkinghorn WR, et al. Androgen receptor signaling regulates DNA repair in prostate cancers. Cancer Discov. 2013;3(11):1245-1253.
20.  Asim M, et al. Synthetic lethality between androgen receptor signalling and the PARP pathway in prostate cancer. Nat Commun. 2017;374(8).
21.  Ju B-G, et al. A topoisomerase IIbeta-mediated dsDNA break required for regulated transcription. Science. 2006;312(5781):1798-1802.
22.  Goodwin JF, et al. A hormone-DNA repair circuit governs the response to genotoxic insult. Cancer Discov. 2013;3(11):1254-1271.
23.  Tarish FL, et al. Castration radiosensitizes prostate cancer tissue by impairing DNA double-strand break repair. Sci Transl Med. 2015; 7(312):312re11.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary